UNITED STATES
SECURITIES ~~~~~~~~~ ISSION

21002187

)RT

~~~~ III

SEC Mail Processing Section

MAR 02 2021

Washington DC
413

SEC FILE NUMBER
8-34349

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/20___ AND ENDING ___12/31/20___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **The Carney Group, Incorporated**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 SE 5th Avenue, Suite 202

(No. and Street)

Delray Beach	**FL**	**33483**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Carney, Jr.   561-330-8140

                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.

(Name – *if individual, state last, first, middle name*)

2285 NW Corporate Blvd., Suite 240	Boca Raton	FL	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Thomas F. Carney, Jr._____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _The Carney Group, Incorporated_____, as of _December 31_____, 20 _20_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

Signature

Chairman
_____

Title

_____

Notary Public

PETER H. CARNEY
Commission # GG 203618
Expires May 14, 2022
Bonded Thru Budget Notary Services

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE CARNEY GROUP, INCORPORATED

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2020

THE CARNEY GROUP, INCORPORATED

Contents



SALBERG & COMPANY, P.A.

Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of:
The Carney Group, Incorporated

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Carney Group, Incorporated (the "Company") as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member Center for Public Company Audit Firms

Supplemental Information

The information contained in Schedule I and Supplementary Note has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
We have served as the Company's auditor since 2009.
Boca Raton, Florida
February 26, 2021

THE CARNEY GROUP, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Current Assets

Cash	$ 9,148
Prepaid FINRA Account	490
Prepaid expenses	480
Total Current Assets	**$ 10,118**

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

Accounts payable	$ -
Total Current Liabilities	**-**

Stockholder's Equity

Common stock, $1.00 par value, 1,000 shares authorized,	
issued and outstanding	1,000
Additional paid-in capital	93,743
Accumulated deficit	(84,625)
Total Stockholder's Equity	**10,118**
Total Liabilities and Stockholder's Equity	**$ 10,118**

THE CARNEY GROUP, INCORPORATED
STATEMENT OF OPERATIONS
Year Ended December 31, 2020

Revenues

Consulting income - related party	$ 7,500
Total Revenues	7,500

Operating Expenses

Regulatory fees	2,045
Legal and accounting fees	5,541
Insurance	576
Total Operating Expenses	8,162
Loss from Operations	(662)
Net Loss	$ (662)

The accompanying notes are an integral part of these financial statements

THE CARNEY GROUP, INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2020

| | Common Stock | | Additional Paid-In | Accumulated | |
	Quantity	Amount	Capital	Deficit	Total
Balance at December 31, 2019	1,000	$ 1,000	$ 90,743	$ (83,963)	$ 7,780
Capital Contributions	-	-	3,000	-	3,000
Net Loss - 2020	-	-	-	(662)	(662)
Balance at December 31, 2020	1,000	$ 1,000	$ 93,743	$ (84,625)	$ 10,118

THE CARNEY GROUP, INCORPORATED
STATEMENT OF CASH FLOWS
Year Ended December 31, 2020

Cash Flows from Operating Activities:	
Net Loss	$ (662)
Adjustments to reconcile net loss to net	
cash used in operating activities:	
Changes in operating assets and liabilities:	
Prepaid FINRA Account	(490)
Net Cash used in Operating Activities	(1,152)
Cash Flows from Financing Activities:	
Capital Contributions	3,000
Net Cash provided by Financing Activities	3,000
Net increase in cash	1,848
Cash, beginning of year	7,300
Cash, end of year	$ 9,148
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$ -
Cash paid during the year for taxes	$ -

The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Nature of Operations

The Carney Group, Incorporated, (the "Company"), located in Delray Beach, Florida, was incorporated in the State of Florida in August 1985. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered with the Securities and Exchange Commission ("SEC"). The Company was set up to act as an introducing broker; however, it has no correspondent broker agreement in effect. The Company has dealer agreements with mutual fund underwriters, which generate commission revenue. The Company also serves as a consultant to entities seeking private funding. Its customers are primarily located in southeast Florida.

(B) Basis of Operation

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

(C) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(D) Cash and Cash Equivalents

For purposes of the cash flow statement, the Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

(E) Concentrations

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts. There were no bank deposits in excess of federally insured limits at December 31, 2020. The Company has not experienced any losses in such accounts through December 31, 2020.

Concentration of Customers

During 2020, the Company derived 100% of its revenues from one customer, which is a related party affiliate.

(F) Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 "Revenue from Contracts with Customers" which (i) creates a single framework for recognizing revenue from contracts with

THE CARNEY GROUP, INCORPORATED
Notes To The Financial Statements
Year Ended December 31, 2020

customers that fall within its scope. The Company has dealer agreements with mutual fund underwriters whereby the Company refers customers to the mutual funds. Pursuant to Rule 12b-1 under the investment Company Act of 1940, the Company receives commissions on such referrals. The Company also receives residual commissions from previous sales of variable contracts. The commissions are recognized on a trade-date basis. The Company also earns revenues from consulting services, which are recognized as services are rendered.

(G) Income Taxes

Income taxes are accounted for under the tax return filed by the parent company, Carney and Company, Inc. Under generally accepted accounting principles, a provision benefit is provided for current taxes as well as deferred taxes based on the timing and other differences between tax and book net income.

Management has evaluated the Company's tax position and concluded that the Company has taken no uncertain tax position that requires adjustment to or disclosures in the financial statements. As of December 31, 2020, tax years since 2017 remain open for IRS audit. The company's parent has received no notice of audit from the Internal Revenue Service for any of the open tax years.

(H) Fair Value of Financial Instruments

Accounting Standards Codification No. 825 "Financial Instruments", requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amounts of the Company's' short-term financial instruments approximate fair value due to the relatively short period to maturity for these instruments.

NOTE 2 RELATED PARTY TRANSACTIONS

The Company occupies space and utilizes personnel and office services provided by companies related by common ownership or control with the Company. No allocation of these costs was charged to the Company for the year ending in December 31, 2020 as such costs and space were de minimis. The Company was scheduled to pay the sum of $500 for its allocable share of those expenses. Due to COVID, the payment was cancelled. Commencing January 1, 2021, the Company will pay the sum of $500 for its allocable share of office overhead expenses.

The Company earned revenue in the amount of $7,500 in 2020 for performing services for a related party affiliate.

NOTE 3 STOCKHOLDER'S EQUITY

At December 31, 2020, the Company had authorized, issued and outstanding 1,000 shares of Common Stock at a par value of $1.00 per share. During 2020, the sole stockholder contributed $3,000 of cash to the Company.

THE CARNEY GROUP, INCORPORATED
Notes To The Financial Statements
Year Ended December 31, 2020

NOTE 4   INCOME TAXES

The Company files its income tax returns as part of its parent consolidated group. As of December 31, 2020, there was a deferred tax asset for the net operating loss carryforward of approximately $17,800 which was fully offset by a valuation allowance. The increase in the valuation allowance was approximately $1,000.

NOTE 5   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had a net capital of $9,148 which was $4,148 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2020 was 0.00%.

NOTE 6 – EXEMPTION OF SEC RULE 15C3-3 RESERVE REQUIREMENT

The Company is exempt from the provisions of SEC Rule 15C3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 7 - SUBSEQUENT EVENTS

Management evaluated all activity of the Company through February 26, 2021 (the date the Company's financial statements were available to be issued) and concluded that only one subsequent event occurred. The company paid, with the balance in its FINRA, a regulatory fee of $100, leaving a balance in that account of $390. Otherwise, no subsequent events have occurred that would require recognition in the financial statements.

THE CARNEY GROUP, INCORPORATED

SUPPLEMENTAL INFORMATION

THE CARNEY GROUP, INCORPORATED
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2020

Net Capital Computation

Total Stockholder's Equity	$	10,118
Deductions and/or changes		(970)
Net Capital Before Haircuts		9,148
Haircuts		-
Net Capital		9,148
Required Minimum Capital		5,000
Excess Net Capital	$	4,148

Aggregate Indebtness

Aggregate Indebtness as Included in Statement of Financial Condition	$	-

Ratio of Aggregate Indebtness to Net Capital	0.00%

Reconciliation with The Carney Group, Incorporated's Computation (included in Part II of Form X-17A-5 as of December 31, 2020)

Net Capital, per December 31, 2020 Unaudited FOCUS Report, as filed	$	11,719
Adjustments affecting Net Capital		(2,571)
Net Capital, per December 31, 2020 Audited Report	$	9,148

THE CARNEY GROUP, INCORPORATED

Supplementary Note

Supplemental Information Pursuant to
Rule 17a-5 of the Securities Exchange
Act of 1934

Year Ended December 31, 2020

The Carney Group, Incorporated is exempt from SEC Rule 15c3-3 under paragraph (k)(1) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.



SALBERG & COMPANY, P.A.

Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying *Statement of Exemption – 17CFR Sec. 240.15c3-3* , in which (1) The Carney Group, Incorporated identified the following provisions of 17 C.F.R. § 15c3-3(k) under which The Carney Group, Incorporated claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) The Carney Group, Incorporated stated that The Carney Group, Incorporated met the identified exemption provisions throughout the most recent fiscal year without exception. The Carney Group, Incorporated's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Carney Group, Incorporated's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

[signature] P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 26, 2021

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

The Carney Group

INCORPORATED   *MEMBER NASD / SIPC*

INVESTMENT BANKERS
135 S.E. 5th Avenue, Suite 202.
DELRAY BEACH, FL 33483
561-330-8140 (tel)
561-330-8233 (fax)
tcarney@thecarneygroup.com

STATEMENT OF EXEMPTION – 17 CFR Sec. 240.15C3-3

THE CARNEY GROUP, INC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "Rule") under the following provisions of 17 C.F.R. § 240.15c3-3(k)(1) due to the fact that it does not hold any customer accounts, and engages in no activities which would subject it to the Rule.

(2) The Company met the identified exemption provision under 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Thomas F. Carney, Jr., swears that, to my best knowledge and belief, this Exemption Report is true and correct.

THE CARNEY GROUP, INC.

By: _____

Thomas F. Carney, Jr.,
Chairman

Dated February 15, 2021